YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

September 22, 2011

Ms. Kathleen Collins, Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20543

Re:	Yucheng Technologies Limited Form 20-F for the Fiscal Years Ended December 31, 2010 and 2009 Filed July 1, 2011 and June 30, 2010, respectively File No. 001-33134

Dear Ms. Collins:

I am responding to your letter to Yucheng Technologies Limited, dated August 17, 2011.  We have reproduced the comments of the Staff from that letter below, and below each we have provided the company response.

Our counsel, Andrew Hudders, with the firm of Golenbock Eiseman Assor Bell & Peskoe LLP, 437 Madison Avenue, New York, New York, 10022 (Fax: 212-754-0330 – Tel: 212-907-7349) has spoken in the past with Mr. Benton and Ms. Maryse Mills-Apenteng about our ability to provide the intended responses for the Staff consideration before we make the actual amendments in the Form 20-F, if any are required. I hope we may follow the same procedure. Please feel free to contact Mr. Hudders concerning your comments and the responses in this letter.

Form 20-F for the Fiscal Year Ended December 31, 2010
Item 5. Operating and Financial Review and Prospects
Critical Accounting Policies
Goodwill, page 55

1.
We note your response to prior comment 1 where you indicate that what you meant by reporting units in prior responses is components under “Software & Solutions”, “Platform Services” and Maintenance Services” that are directly associated with the business you acquired in 2006 and 2007. You further state that the “other reporting units” are the business the company had before the acquisitions. Pursuant to the guidance in ASC 350-20-35-33, a reporting unit is an operating segment or one level below an operating segment (also known as a component). We note you operate in one segment, however, it remains unclear what you determined your reporting units are for purposes of assessing your goodwill for impairment. Please clarify. Also, for each reporting unit used in your analysis, tell us (a) the fair value and (b) the carrying value and reconcile such information to the fair value and carrying value of the consolidated entity.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

Response
We have one operating segment, namely “Software & Solutions, Platform Services and Maintenance Services”. Under the operating segment, we have two components, one that we call “acquired businesses” that is directly associated with the business we acquired in 2006 and 2007, and the other we call “original businesses” that the company had before the acquisitions. For the purpose of goodwill impairment analysis, we estimated the fair value of the acquired businesses using the discounted cash flow (DCF) model and determined that we have passed the first step of the goodwill impairment test since the fair value of the acquired businesses has exceeded its carrying amount.

The comparison between the fair value of the acquired businesses and its carrying amount is listed in the table below.

	Dec. 31, 2010 (in thousand)
Fair value of acquired business of YTEC	54,794	a
Carrying value of acquired business of YTEC	49,593	b
Difference	5,191	c = a - b

We have not estimated the fair value using the DCF model for the consolidated entity. However, as an indication for your reference, we use the market capitalization value of the company and control premium for US listed Chinese companies that are in the process of going-private transactions as an estimate of the fair value of the consolidated entity, and provide the reconciliation, as follows:

	Dec. 31, 2010 (in thousand)
Market capitalization of YTEC	67,187	a
Control premium range	38~45%	b
FV of YTEC	92,585~97,373	c = a*(1+b)
Carrying value of YTEC	91,787	d
Excess over the carrying value of YTEC	798~5,586	e = c - d

We believe it is reasonable to view these Chinese companies that announced going private transactions as comparable companies to Yucheng Technologies Limited. There have been total of eight announced transactions so far that are actively ongoing. The following table lists the premium paid in these transactions.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

Company	Announcement Date	Premium over 1-Day Prior Price	Premium over 30-Day Prior Avg. Price
China Advanced Construction Materials (CADC)	Jul-26-2011	15%	48%
China Natural Gas (CHNG)	Jun-30-2011	23%	23%
China Fire & Security (CFSG)	Mar-07-2011	44%	52%
China Security & Surveillance Technology (CSR)	Mar-08-2011	59%	40%
Funtalk China (FTLK)	Mar-25-2011	15%	34%
Fushi Copperweld (FSIN)	Nov-03-2010	26%	24%
Harbin Electric (HRBN)	Oct-11-2010	20%	37%
Puda Coal (PUDA)	Apr-29-2011	100%	100%

Mean		38%	45%

We use the mean control premium range of 38%~45% over one-day prior and 30-day prior as the parameter for the above reconciliation.

2.	Please explain the following as it relates to your critical accounting policy disclosures for goodwill and revise accordingly:
•	Tell us what you mean by “the carrying value of goodwill” in your critical accounting policy disclosures. In this regard, tell us if you meant to refer to the carrying value of your reporting unit;
•	Considering the control premium appears to be a key assumption used in your analysis, tell us why you have not included a discussion of such assumption in your disclosures or revise accordingly; and
•
We note your discussion regarding the events that could impact your impairment analysis. Please revise to also include a discussion of the degree of uncertainty associated with the key assumptions that provides specifics to the extent possible. For instance, as indicated in your prior response letters dated January 26, 2011 and March 25, 2011 it appears that your analysis assumed that the drop in your stock price would be temporary and that such recovery would be impacted by negative bias towards Chinese reverse merger companies and investors confidence in your fourth quarter 2010 results. It remains unclear from your disclosures how these factors impacted your analysis, particularly since your stock price has not rebounded since January 2010. Please explain and revise your disclosures accordingly.

Response
•
By “the carrying value of goodwill” in our critical accounting policy disclosures, we meant to refer to the carrying value of the acquired businesses of the company that is directly associated with the businesses we acquired in 2006 and 2007.

•	We have no reason not to include the discussion of control premium in our disclosures and we will revise in our future filings accordingly.
•
The discussion about the events that could impact our stock price was included mainly to support our conclusion of our impairment analysis on a qualitative basis. The macro factors do not affect our analysis; however, they explain why our stock price has been trading at such a low level. On the other hand, one factor that does impact our analysis is the control premium paid in the announced going private transaction by Chinese companies that became listed in the US through reverse merger transactions.

We believe it is reasonable to view these Chinese companies that announced going private transactions as comparable companies to Yucheng Technologies Limited. There have been total of eight ongoing transactions so far. The following table lists the premium paid in these transactions.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

Company	Announcement Date	Premium over 1-Day Prior Price	Premium over 30-Day Prior Avg. Price
China Advanced Construction Materials (CADC)	Jul-26-2011	15%	48%
China Natural Gas (CHNG)	Jun-30-2011	23%	23%
China Fire & Security (CFSG)	Mar-07-2011	44%	52%
China Security & Surveillance Technology (CSR)	Mar-08-2011	59%	40%
Funtalk China (FTLK)	Mar-25-2011	15%	34%
Fushi Copperweld (FSIN)	Nov-03-2010	26%	24%
Harbin Electric (HRBN)	Oct-11-2010	20%	37%
Puda Coal (PUDA)	Apr-29-2011	100%	100%

Mean		38%	45%

Based on the mean premium paid in these comparable transactions, we can assume the reasonable control premium in our analysis is between 38% and 45% which will clearly support our conclusion that our stock price, along with the stock price of many other similar companies, was substantially undervalued.

Operating Results, page 57

2.
In your response to comment 2 in your letter dated January 26, 2011, you confirmed that the company would incorporate the supplemental disclosures provided in your November 12, 2010 response letter (comment 3) as it relates to how changes in headcount and salaries impact your operating expenses in future filings. However, we note that your December 31, 2010 Form 20-F does not include a discussion of headcount changes as it relates to your selling and marketing expenses as provided in your prior responses. Please explain further why you have not included the disclosures as promised or revise accordingly.

Response

The subject is included as part of the responses to comment 4.  We will include the discussion in our future amendment.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

3.
We note from your response to comment 3 in your letter dated November 12, 2010 that general and administrative expenses increased from fiscal 2008 to 2009 due to a bad debt charge of RMB18.3 million, an increase in rent expense of RMB3.3 million resulting from an increase in the number of your branch office locations and RMB2.2 million for IT system buildup to improve your management efficiency. However, we note the disclosures in your current Form 20-F include no discussion as it relates to the increase in general and administrative expense from fiscal 2008 to 2009. Pursuant to the guidance in Item 5 of Form 20-F, you should include a discussion of the changes in financial condition and results of operations for each year for which financial statements are required. Please explain further why your current disclosures do not address the changes in fiscal 2008 compared to fiscal 2009 or revise accordingly. In addition, please explain further what additional factors, other than the RMB18.3 million bad debt charge impacted the change in such expenses from fiscal 2009 to 2010 and tell us why you have not included a discussion of such factors in your current disclosures.

Response

We will include the disclosure in our future filings.

Excluding POS business, the number of sales and marketing personnel was 82, 68 and 55 as of December 31, in 2008, 2009 and 2010, respectively. The total selling and marketing expenses were RMB33.4 million, RMB41.1 and RMB44.8 million (USD 6.8 million) in 2008, 2009 and 2010 respectively. The total selling and marketing expenses as a percentage of our net revenues were 9.4%, 12.0% and 11.3% in 2008, 2009 and 2010 respectively. In 2009, we changed our sales policies in order to improve the efficiency of our sales staff, although the number of sales staff decreased from 2009 to 2010, the amount of contract value increased per sales staff. The improved efficiency is reflected in the declining selling and marketing expenses as a percentage of net revenues in 2010.

Excluding POS business, and excluding amortization for intangible assets, stock-based compensations and impairment on receivables of RMB 18.3 million in 2009, our general and administrative expenses were RMB79.4 million, RMB89.7 million, and RMB95.1 million (USD14.4 million) in 2008, 2009, and 2010, respectively. The general and administrative expenses as a percentage of our net revenues were 22.3%, 26.1% and 24.0% in 2008, 2009 and 2010 respectively. Wages and benefits of our employees typically accounts for over 50% of the total general and administrative expenses. In 2010, the wage inflation in general and administrative functions was slightly less than 10%. Although the general and administrative expenses increased by 6.0%, the expenses as a percentage of net revenues declined to 24.0% reflecting an improved management efficiencies in 2010. Although the G&A expenses as a percentage of net revenues declined in 2010, the absolute amount increased by 6% mainly due to increased management expenses including travel and bonus to support increased business volume.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

Gross Profit and Gross Margin, page 61

4.
We note you included disclosures on page 62 as you indicated you would in your response to comment 4 in your letter dated January 26, 2011. As it relates to such disclosures, please explain further the following:

•
You state that the increase in the gross margins for your Software & Solutions arrangements was due to better cost management for the software development project. Please clarify whether you are referring to one specific project or to your overall projects. In addition, tell us why you did not include a discussion regarding the fact that the company was extremely competitive in pricing eight projects with new banking customers during fiscal 2009 in order to win the projects as discussed in your response to comment 5 in your November 12, 2010 letter. Similarly, tell us why you did not discuss the four projects that were cancelled during fiscal 2009, which also drove down your margins during that period;

•
You state that the Platform Services margins were higher in fiscal 2009 due to the fact that the margins for several Platform Service projects were higher than the “normal” level of 10%. Please tell us and revise your disclosures accordingly to explain further why the margins were at higher levels in fiscal 2009 and why they are at apparently lower levels than normal in fiscal 2010; and

•	Tell us why you have not provided a discussion regarding the fluctuations in your gross margins from fiscal 2008 to 2009 or revise accordingly pursuant to the guidance in Item 5 of Form 20-F.

Response
•
Our initiative to improve our project management started in the middle of 2009, which covered cost management. As a result of this effort, our overall cost management in projects has been improving. Pricing competitively in certain strategic projects is common practice in our business. Those eight projects were not started in the same year and the number is not out of ordinary. Similarly, the impact from the cancelled projects on an isolated basis is not significant either. As a result, we do not believe it warrants the separate disclosure on the ongoing basis. It is the aggregate impact of these events along with other factors that negatively impacted our margin in 2009, which we disclosed in our 20-F for 2009.

•
The gross margin of platform services does not have a consistent profile as margin varies significantly from project to project. Based on our experiences in the past, we expect that a reasonable margin for the platform services is around 10.0%..

•
We derive our revenues primarily from two sources, Software & Solutions and Platform & Maintenance Services. The gross margin of Software & Solutions is stable in the range of 45% to 50% while the gross margin of platform & maintenance services varies significantly quarter to quarter. The resulting fluctuation of overall gross margin is mainly impacted by the gross margin of platform services and maintenance services.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

Liquidity and Capital Resources, page 65

5.
In your response to comment 3 in your May 3, 2011 letter you provided the proposed revised disclosures that you intended to include in your liquidity and capital resources discussion in future filings. However, we note that you included this discussion in your dividend policy disclosures rather than your liquidity section. Considering such disclosures relate to the ability of your PRC entities to transfer assets to the parent and ultimately the liquidity of the parent company, explain further why you did not include these disclosures in your liquidity discussion as previously indicated or revise accordingly.

Response

We will include such discussion in the Liquidity and Capital Resources section in our future filings.

Item 15. Controls and Procedures, page 94

6.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

•	How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations. If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

•	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

•	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;
•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate
•	your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	 why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	 how many hours they spent last year performing these services for you; and
•
 the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

•	Do you have an audit committee financial expert?

If you identify an audit committee financial expert in your filings, please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Response
•
The company has four main operating locations at each of which there is a financial reporting team and all of which report to the financial reporting team at the Beijing headquarter on the monthly basis. At the Beijing headquarters, the reporting team is responsible for reviewing and converting the local GAAP financial information to the US GAAP financial information to be used for the US GAAP consolidated financial statements.

We have very detailed and rigorous sets of written accounting procedures for the monthly financial reporting close which include step-by-step procedures for our accountants to prepare all the accounts on the income statements and balance sheets, and include level 1 review, level 2 review, and final level 3 review.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

In addition, we have an internal audit department that ensures the company’s internal controls are in place and operating effectively. Our internal audit department is responsible for setting up internal control procedures for all critical financial reporting process and operations. All critical changes in the procedures require their review and approval. Our internal audit department reports to the Board on a quarterly basis about the internal control compliance matters independent of the financial reporting team.
•
We maintain our books and records under China GAAP. Each month after we close our books, we make the necessary adjustments to then prepare the US GAAP financial statements. Our financial reporting team establishes and maintains the accounting procedures for the regular adjustment that are to be made by the general accounting team. The reporting team will also make adjustment based on US GAAP and verifies entries against a centrally maintained checklist at the consolidation level.

•
We have currently 36 staff in the accounting department. All of these persons are employees. Everyone goes through training in US GAAP when he or she joins the company. We bring in outside experts to give two-to-three day training sessions for the department every year. We have also ongoing internal training within the department done by the reporting team, with sessions held when there is a perceived need or when there is a change in accounting policy, rule or business that requires new or additional training.. Our reporting team attends quarterly update session about US GAAP accounting issues and rule changes, presented by the big four accounting firms. Additionally our accounting staff receives regular updates from our independent auditor’s.

•
Our reporting team consists of seven employees with two core members. One person has both a Master’s and Bachelor’s degree in accounting from one of the top ten universities in China and has over 8 years of auditing work experiences in one of the big four accounting firms in China. The other person has a Bachelor’s degree in accounting from one of the top three universities in China and has over 6 years of auditing work experiences in one of the big four accounting firms in China. Both had auditing experience with US GAAP and IFRS before joining the company. The rest of the team all have bachelor’s degrees from well respected universities in China in accounting or related disciplines and working experience between four and seven years in different accounting functions.

•	Three of our accountants have been issued and maintain their China CPA certificates.
•
The controller is an experienced accountant with over 13 years of experiences in corporate accounting and over five years of working experiences with US GAAP accounting. Her responsibility is mainly to make sure all the right accounting procedures are in place and the right personnel is hired and working in the proper positions. She has a bachelor’s degree in accounting from one of the tier one universities in China.

•
The Chief Financial Officer has an MBA in Finance and Strategic Management from Wharton Business School. He spent three years with the investment banking of UBS in New York City with extensive experiences in IPOs and M&A transactions in the US market. He then worked at a US based private equity fund as well as being the Chief Financial Officer for three companies that use US GAAP accounting for their  financial reporting. Overall, he has spent the last twelve years in financial services functions with direct experience in US GAAP, of which over six years were spent as a Chief Financial Officer.

•
We do not engage any outside consultants on a regular basis for our day to day accounting functions or procedures or regular financial reporting. We only retain outside consultants on specific subjects from time to time.

•	We have Jeffrey R. Williams, the Chairman of the audit committee and is qualified as a financial expert. Below is a brief biography of Mr. Williams from our Form 20-F.

YUCHENG TECHNOLOGIES LIMITED	北 京 宇 信 易 诚 科 技 有 限 公 司

“Jeffrey R. Williams is an independent director and has served on our board since February 2009. He is currently the Chairman of the audit committee. He has over 25 years of experience in China, Hong Kong and Taiwan in the financial services industry. Mr. Williams was the President of Shenzhen Development Bank, where he served as the first foreign president of a Chinese commercial bank. Previously, he held a number of senior executive positions at Citibank, American Express and Standard Chartered within Greater China. Mr. Williams holds an A.B., magna cum laude, from Harvard College and an M.B.A. from Harvard Business School.”

In connection with our response to the comments of the Staff of the SEC made above, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in its filing of the Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/S/ Steve Dai

Steve Dai,

Chief Financial Officer